October 15, 2020

United States

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Responses of Advanced Bio-Oil Technologies Ltd. to SEC Comment Letter of September 18, 2020 regarding Offering Statement on Form 1-A, Post-Qualification Statement No. 3 filed on September 2, 2020.

SEC File No. 024-10700.

Thank you for your Comments in your letter of September 18, 2020. Please consider our responses below.

Post-Effective Amendment Filed September 2, 2020 Item 1. Business, page 1

1.	We note your response to comment 1. Revise your summary to highlight the anticipated timeline in which you plan to carry out your various business ventures, including the time required to raise funds, purchase land, obtain any required approvals, build a factory, buy equipment, hire employees, obtain regulatory approval for your products (if regulated) and become operational in each product area, as applicable. To the extent that your agreements with any potential partners, such as in Uzbekistan, Greece or elsewhere, are oral, highlight them as such and discuss whether they are nonbinding in nature.

Response to Comment 1.:

Revisions have been made in accordance with this Comment.

Item 3. Summary and Risk Factors Risk Factors, page 8

2.	In light of your revised disclosure about your many potential business ventures, revise your risk factors to reflect the current status of your business as well as the risks associated with attempting to start several different lines of business around the world, particularly where travel is restricted given the ongoing pandemic. Also highlight the risks to investors that your officers do not live in the United States, and that it may be more costly and difficult to bring action against them, and if investors were successful, to recover any damages. Include risk factors addressing your potential business in Canada, Greece and Uzbekistan, including the fact that it would be costly and difficult to determine if your operations ever come to fruition or to recover any assets should your business fail or litigation results in an award against the company.

Response to Comment 2.:

Revisions have been made in response to this Comment.

Item 5. Plan of Distribution and Selling Securityholders, page 33

3.	We note in response to comment 3 that you took down your crowdfunder site, but that you intend to use it once the offering circular is qualified. Revise this section to disclose your plan to offer securities online. Refer to Item 5(c) of Form 1-A.

Response to Comment 3.:

The Crowdfunder post has been included within the text of Item 5. and revisions have been made in response to this Comment.

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Item 6. Estimated Use of Proceeds, page 34

4.	We note your response to comment 5. Your narrative does not correspond to the added disclosure. Revise the narrative to explain your intended use of proceeds in the order of priority, describing the anticipated material changes to the use of proceeds assuming you raise 25%, 50% and 75% of your maximum offering amount, including the priorities within those amounts. As all of the proceeds are cash flow, clarify the table reference to "ABOT cash flow," including whether it includes compensation or other payments to officers. So that potential investors may understand your plans, revise your list of projects to disclose the estimated total costs for each project. Clarify whether you intend to begin acquisition or construction of your various projects before each is fully funded. Refer to Instruction 4 to Item 6 of Form 1-A.

Response to Comment 4.:

Revisions have been made in response to this Comment.

Item 12. Security Ownership of Management and Certain Security Holders, page 73

5.	Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the convertible preferred stock held by entities identified in the table. Refer to Item 403 of Regulation S-K.

Response to Comment 5.:

Identifications have been provided in response to this Comment.

6.	We note your response to comment 3. You have confirmed, as stated on page 73, that "388,620 Common Stock Class A shares have been sold and issued as of the date of this Offering Circular." Provide a table of beneficial ownership for those shares or tell us why you do not believe it is required. Refer to Item 12 of Schedule 1-A.

Response to Comment 6.:

A table has been included for Class A shareholders owning at least 10% of the outstanding Class A shares.

Item 13. Interest of Management and Others in Certain Transactions, page 73

7.	We note the disclosure added to page 2 that by virtue of Francesca Albano’s interest in transactions related to Zollaris Corporation, that you may need to disclose related party transactions in future financial statements. Please provide the disclosure required by Item 13(a) of Form 1-A with respect to these transactions and any others meeting the requirements and thresholds of the Item. In this regard, please note that Item 13 requires disclosure concerning any transactions or any currently proposed transactions.

Response to Comment 7.:

Disclosure has been provided in response to this Comment.

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Exhibits

8.	We note your response to comment 8; however, it does not appear that you have filed the January 7, 2019 Contract of Service agreement, which appears to be the Zollaris contract, referenced on page 2 and in Note 4 to your financial statements. Please revise to include that contract as an exhibit.

Response to Comment 8.:

The referenced agreement is Exhibit 6.3 thereto. It is incorporated by reference from the issuer’s Form 1-K posted on April 29, 2020. There is a link to it included in the Table of Exhibits.

9.	To the extent they are in writing, file the agreements with BIO-ABOT Hellas and ABOT Genetik and all other material contracts, including all agreements with Zollaris, as exhibits to the offering circular. Refer to Item 17.6 of Form 1-A. If they are not in writing, add risk factor disclosure regarding the enforceability of the agreements and any other material risks.

Response to Comment 9.:

The agreements referenced in this Comment are oral. A risk factor has been added and the nature of the oral contracts is discussed in the SUMMARY as well.

General

We note your response to comments 10 and 12, and the planned post on your crowdfunder site filed as Exhibit 15.2, and reissue comment 12. Your offering circular must be consistent with the information you use to market your offering, which also means your offering statement must contain all the material information you plan to use on crowdfunder. Please revise accordingly. In doing so, please note that, with respect to forward-looking information, "assessments made by management must be objectively reasonable, viewed at the time the determination is made." Securities Act Release No. 6835 (May 18, 1989), 54 FR 22427, 22430. In this regard, provide us the basis for the sales projections and other material statements in the offering materials.

Response to Comment 10.:

The crowdfunder post has been included within the text of the offering circular. The basis for sales projections and other material statements has been added to Item 5.

Thank you for your comments and consideration of our responses herein and within our amended Form 1-A.

We are requesting qualification of our offering post-qualification statement.

Please contact us if you have any questions or concerns.

Thank you!

Respectfully Submitted,

Advanced Bio-Oil Technologies Ltd.

/s/ Mireille Samson

Mireille Samson

CEO

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